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                            March 4, 2022

       Albert Foreman
       Chief Executive Officer
       Tuatara Capital Acquisition Corporation
       655 Third Avenue, 8th Floor
       New York, NY 10017

                                                        Re: Tuatara Capital
Acquisition Corporation
                                                            Registration
Statement on Form S-4
                                                            Filed February 10,
2022
                                                            File No. 333-262628

       Dear Mr. Foreman:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. References to our prior comments refer to our letter dated January 21, 2022.

       Form S-4 filed February 10, 2022

       Questions and Answers About the Transaction Proposals for Tuatara Shareholders
       If I am a warrant holder, can I exercise redemption rights with respect to my warrants?, page 12

   1. We note your response to prior comment 4 regarding the redemption provisions of your public warrants, which
may result in the public warrants being redeemed for $0.01 or
                                                        $0.10 per warrant if
your common stock market price is above either $18 or $10 per share, respectively. Please
clarify that your current common stock is quoted above $10 per share, but the market
value of your public warrants greatly exceeds $0.10 per share. Thus, there appears to be a
risk that public warrants may be redeemed in the near future for a value that is
significantly less than the market value of the public warrants.
 Albert Foreman
Tuatara Capital Acquisition Corporation
March 4, 2022
Page 2
Risk Factors
Following the business combination, if securities or industry analysts do not publish or cease publishing research or reports about us, page 87

2. We note your response that you no longer believe there is a material risk that activities taken by affiliates of Tuatara to purchase, directly or indirectly, public shares will increase the likelihood of approval of the business combination and other proposals and may affect the market price of your securities. Please explain why you believe this is no longer a material risk and clarify whether there is a material risk that affiliates of Tuatara may cause the common stock price to increase after the merger, triggering the warrant redemption provisions.
Valuation, page 118

3. Please identify the companies used in your benchmarking analysis for the purpose of calculating the peer segment multiples and the precedent transaction analysis. In addition, please provide more detail as to how you determined that the implied enterprise value for SpringBig increased from $350 million to $445 million using the sum-of-the-
         parts analysis. Describe how you calculated the value of each part used in the sum-of-the-
         parts totals.
Unaudited Pro Forma Condensed Combined Financial Information, page 170

4. We note your revised disclosures in response to prior comment 15. Please provide us with a comprehensive analysis that supports your proposed accounting for both the Sponsor
         Earn-out and Contingent Shares as equity, including the specific authoritative guidance you considered and relied upon.
Unaudited Condensed Combined Pro Forma Statement of Operations for the Twelve Months
Ended December 31, 2020, page 175

5. Please revise to ensure that the pro forma statement of operations for each period presented includes the historical weighted average shares outstanding and net income per share, basic and diluted, for each of SpringBig and Tuatara.
Business of SpringBig
Overview, page 191
FirstName LastNameAlbert Foreman
6. Please incorporate your response to prior comment 17 in your registration statement
Comapany    NameTuatara
       clarifying why youCapital
                           believeAcquisition Corporation
                                   that SpringBig is a market leader in its
product categories for
March its loyalty
       4, 2022    and2marketing solutions in the cannabis industry.
                Page
FirstName LastName
 Albert Foreman
FirstName  LastNameAlbert   Foreman
Tuatara Capital Acquisition Corporation
Comapany
March      NameTuatara Capital Acquisition Corporation
       4, 2022
March3 4, 2022 Page 3
Page
FirstName LastName
Certain Regulatory Considerations and How We Adapt to Changing Regulatory Landscape, page
200

7. We note your response to prior comment 21 regarding the mobile carrier industry's self-
         imposed restrictions of text messaging for marketing related to the cannabis industry.
         Please clarify whether you are currently restricted from sending text messages from any major carrier and if most of your carriers are subject to these Cellular
         Telecommunications Industry Association guidelines. Further, please clarify why you believe retail-related texts from cannabis retailers, such as dispensaries, would not be subject to these guidelines.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
SpringBig
Factors Affecting Our Performance, page 208

8. We note your revised disclosures in response to prior comment 22. You refer to using the average recurring monthly revenue during the prior twelve months divided by the average recurring monthly subscription revenue over the same trailing twelve-month period to determine your net revenue retention rate. Please revise to disclose how you calculate the average recurring monthly revenue for purposes of this calculation. Also, clarify whether you compare the average recurring monthly revenue for your customers as of the end of the prior period to the average recurring monthly revenue for the same set of customers as of the end of the current period, adjusted for losses, increases and decreases in those customers' monthly subscriptions. Alternatively, explain further how you calculate net revenue retention rate and revise your disclosures accordingly.
Key Operating and Financial Metrics, page 210

9. In your revised disclosures in response to prior comment 24, you state that excess use revenue has historically accounted for 30% of your total revenue. Please provide us with a breakdown of the excess use revenue earned during each month in fiscal 2020 and 2021.
         To the extent excess usage varies significantly from month-to-month, explain further why you believe annualizing such revenue for the last month of the period is appropriate.
         Also, clarify for us whether your arrangements stipulate pre-determined message volumes for each month during the contract term or for the entire term of the arrangement.
10. You state on page 205 that you have more than 1,000 clients comprised of approximately
         950 retailers and 68 brands. Please tell us how this equates to the 1,120 clients at
         September 30, 2021 as disclosed here or revise your disclosures as necessary.
 Albert Foreman
FirstName  LastNameAlbert   Foreman
Tuatara Capital Acquisition Corporation
Comapany
March      NameTuatara Capital Acquisition Corporation
       4, 2022
March4 4, 2022 Page 4
Page
FirstName LastName
11. You state in your revised disclosures in response to prior comment 23 that subscriptions generally have a twelve-month term and automatically renew unless notice of cancellation is provided in advance. Please clarify whether your arrangements typically renew for another twelve-month term and whether the cancellation terms are the same in both the initial and renewal term. Also, tell us your renewal rates for each period presented and clarify how management uses this measure in managing your business, if at all.
Results of Operations
Comparison of Nine Months Ended September 30, 2021 and 2020, page 213

12. We note your response to prior comment 25. Please tell us whether you have the ability to quantify the amount of revenue attributed to new customers versus existing customers. If so, considering you have identified growth and retention of customers as a factor affecting your performance, explain further why you believe this information would not be meaningful to your results of operations discussion.
Executive Compensation, page 224

13. We note your responses to prior comments 26 and 28 regarding agreements related to your named executive officers. Please describe any material agreements with Mr. Navin
         Anand and clarify whether the form letter agreement to be filed as
Exhibit 10.5 will be
         substantially the same for all three named executive officers. You reference that there will be customary provisions related to non-competition and related party transactions and they will apply to InteQ. Please clarify if Exhibit 10.5 will contain specific provisions related
         to Mr. Harris    relationship with InteQ.
Beneficial Ownership of Securities, page 228

14. Please disclose the natural person(s) that hold investment and/or voting power over the shares beneficially owned by TVC Capital IV and TCAC Sponsor LLC, and their respective affiliates. In this regard, please disclose the members of the TCAC Capital II
         Fund, L.P. board of managers.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Albert Foreman
Tuatara Capital Acquisition Corporation
March 4, 2022
Page 5

        You may contact Dave Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at
(202) 551-3297 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                          Sincerely,
FirstName LastNameAlbert Foreman
                                                     Division of Corporation
Finance
Comapany NameTuatara Capital Acquisition Corporation
                                                     Office of Technology
March 4, 2022 Page 5
cc:       Leonard Kreynin, Esq.
FirstName LastName